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SEC FILE NUMBER
8-70396

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carta Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 World Trade Center, 285 Fulton Street, 81st Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edouard Mialhe	929-2154160	edouard.mialhe@cartacapitalmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Edouard Mialhe, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carta Capital Markets, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SANDRA M. PENA
Commission # 50103382
Notary Public, State of New Jersey
My Commission Expires
April 18, 2024

Notary Public

Signature:

Title:
Finance and Operations Principal

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Carta Capital Markets, LLC

We have examined Carta Capital Markets, LLC's statements, included in the accompanying Compliance Report, that (1) Carta Capital Markets, LLC's internal control over compliance was effective during the most recent fiscal year ended December 31, 2022; (2) Carta Capital Markets, LLC's internal control over compliance was effective as of December 31, 2022; (3) Carta Capital Markets, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2022; and (4) the information used to state that Carta Capital Markets, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Carta Capital Markets, LLC's books and records. Carta Capital Markets, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Carta Capital Markets, LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of FINRA that requires account statements to be sent to the customers of Carta Capital Markets, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Carta Capital Markets, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Carta Capital Markets, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2022; Carta Capital Markets, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2022; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2022 was derived from Carta Capital Markets, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Carta Capital Markets, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Carta Capital Markets, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Carta Capital Markets, LLC's statements referred to above are fairly stated, in all material respects.

Mazars USA LLP

Woodbury, NY
February 28, 2023

Carta Capital Markets, LLC
Compliance Report

Carta Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2022;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2022;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2022; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

Carta Capital Markets, LLC

I, Edouard Mialhe, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

Edouard Mialhe

Officer Signature

Edouard Mialhe, FINOP

February 28, 2023

Carta Capital Markets, LLC

Statement of Financial Condition and Related Footnotes

SEC File Number: 8-70396

Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70396

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carta Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 World Trade Center, 285 Fulton Street, 81st Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edouard Mialhe	929-2154160	edouard.mialhe@cartacapitalmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Edouard Miaihe, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carta Capital Markets, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SANDRA M PENA
Commission # 50103393
Notary Public, State of New Jersey
My Commission Expires
April 18, 2024

Notary Public

Signature:

Title:
Finance and Operations Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of
Carta Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carta Capital Markets, LLC, (the "Company"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Mazars USA LLP

Woodbury, NY
February 28, 2023

Carta Capital Markets, LLC
Statement of Financial Condition
December 31, 2022

ASSETS		
Assets		
Cash	$	9,441,686
Cash segregated under federal and other regulations		100,000
Interest receivable		101,562
Prepaid expenses		185,040
Other assets		122,557
Total assets	$	9,950,845
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable	$	79,518
Accrued expenses		159,403
Interest payable		30,000
Subordinated borrowings		3,000,000
Total liabilities		3,268,921
Member's equity		
Member contribution		51,549,673
Accumulated deficit		(44,867,749)
Total member's equity		6,681,924
Total liabilities and member's equity	$	9,950,845

The accompanying notes are an integral part of this statement of financial condition

1. Nature of Business

Carta Capital Markets, LLC ("the Company") was incorporated in Delaware as a limited liability company in June 2019. The Company is owned by its sole member, eShares, Inc. dba Carta, Inc. (the "Parent") and is under common control with other related entities. The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

The Company operates an alternative trading system ("ATS") for (i) secondary transactions in private equity securities and (ii) private placement of securities. The Company also operates a cash management account and bank sweep program. The Company's headquarters and principal place of business is in New York City, New York.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is subject to regulation by the SEC and FINRA regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation:

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates:

The preparation of the Company's statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the statement of financial condition and accompanying notes. The Company bases its estimates on assumptions management believes to be reasonable under the circumstances, which impacts the carrying value of assets and liabilities. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents:

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2022. The Company's cash is held in two financial institutions in both non-interest-bearing and interest-bearing accounts which, at times, may exceed federally insured limits. As of December 31, 2022, the amount in excess of federally insured limits is approximately $8.9 million.

Revenue Recognition:

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. Performance obligations are satisfied at the point in time that the Company determines the customer obtains control over the promised good or service.

The Company earns revenue through transaction fees for matching buyers and sellers in either an auction type offering, a tender offer or a block trade as part of its ATS. For action type offering on its ATS, consideration for these arrangements is based on a fixed percentage of the notional value traded, currently 1% from each buyer and seller. For tender offers and block trades, the transaction fee is either expressed as a percentage of notional or a fixed amount. This fee can be covered by either the buyer, seller, issuer or a combination of the prior. Transactional revenue is recognized at the trade date, same as settlement date, of each transaction which aligns with the performance of the matching services. The transactional fee is automatically debited from each participating customers' account and credited to the Company on settlement date. The Company's transactional fee is non-cancelable and does not contain refund-type provisions.

Additionally, the Company earns interest income on its proprietary cash and customer free credit balances deposited in interest-bearing accounts at J.P.Morgan Chase Bank N.A, at a variable rate. Interest income is recognized as earned.

2. Summary of Significant Accounting Policies (continued)

Income Taxes:

The Company is a disregarded entity and not subject to income tax for federal or state purposes, thus, in accordance with Topic 740, ASU 2019-12, no federal or state income tax expense has been allocated or recorded in the statement of financial condition. The Company's operating results are included in the federal, state and local income tax returns filed by its Parent. In addition, in accordance with ASU 2019-12, the Company is not required to and has not recorded any deferred taxes. However, under California law, a limited liability company must file a separate income tax return and pay an annual nondeductible minimum tax of $800 and an additional fee based on revenue.

As of December 31, 2022, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

Current Expected Credit Losses (CECL):

The Company is required to present its financial assets measured at amortized cost at the net amount expected to be collected.

As of December 31, 2022, the Company determined that it had no estimated credit loss affecting its statement of financial condition. Most of the financial assets within the scope of ASU 2016-13 are considered short-term in nature and therefore the Company is less susceptible to risks and uncertainty of credit losses over extended periods of time.

Lease Obligations:

The Company is required, in accordance with ASC 842, to capitalize the assets and related lease liabilities on its balance sheet for assets under leases with terms of more than 12 month.

As of December 31, 2022, the Company has determined that it has no contract conveying the right to control the use of identified assets for a period of time in exchange for consideration which affected its statement of financial condition.

3. Cash and Cash Segregated under federal and other regulations

Restricted cash represents cash segregated to satisfy requirements under SEC Rule 15c3-3. This cash is held in a special reserve bank account for the exclusive benefit of customers.

4. Net Capital Requirement

The Company is a registered broker-dealer and subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the Company to maintain a minimum net capital equal to the greater of 2% of aggregated customer-related debit items in the customer reserve computation under SEA Rule 15c3-3 or $250,000. On December 31, 2022, the Company's net capital was $9,374,327, which was $9,124,327 in excess of its minimum net capital requirement of $250,000.

5. Securities Exchange Commission Rule 15c3-3

The Company is subject to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2022, although there was no requirement per the Company's weekly calculation, the Company maintained a balance of $100,000 in a Special Reserve Bank Account for the Exclusive Benefit of Customers.

6. Related-Party Transactions

The Company has an Expense Sharing Agreement ("ESA") with its Parent. The agreement requires that certain direct and indirect costs be allocated to the Company and recorded on a monthly basis. Direct expenses consist of personnel salary, benefits, and payroll tax costs based on specific employees dedicated to Company activities. Indirect expenses include rent, technology, professional fees, and insurance based on a pre-agreed amount outlined in the ESA, which is calculated based on pro-rata headcount. Management considers such allocation methodology as appropriate to reflect the cost incurred by the Parent that benefits the Company.

6. Related-Party Transactions (continued)

In addition to the expense sharing agreement, the Company entered into an Ongoing Contribution Agreement with its Parent on July 1, 2022. Pursuant to the agreement, for a twelve month period commencing on July 1, 2022, in lieu of the Company reimbursing the Parent for any cost of the shared services and resources under the Expense Sharing Agreement ("ESA"), the Company shall instead record it as a Capital Contribution.

For the year ended December 31, 2022, the Parent forgave a total of $14,024,673 in expense reimbursement due from the Company. The amount was recognized as a member contribution and no balance is due to the Parent as of December 31, 2022 for such costs.

As shown in the accompanying statement of financial condition, the Company has sustained significant operating losses since inception and is still in the process of establishing their business. Historically, the Parent has provided financial support to fund the Company's operation and until such time the Company achieves profitability, the Company will have the continued support of its Parent.

The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

7. Liabilities Subordinated to Claims of General Creditors

On July 14, 2021, the Company entered into a Subordinated Debt agreement with its Parent in the amount of $3,000,000 which matures on July 14, 2024. The agreement calls for an annual interest rate of 1% and the interest is settled annually. The accrued interest as of December 31, 2022, is $30,000 and is reported on the Company's Statement of Financial Condition. The liabilities subordinated to claims of general creditors are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Commitments and Contingencies

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

9. Fair Value of Assets and Liabilities

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include Cash, Interest receivable, Prepaid expenses, Other assets, Accounts payable, Accrued expenses, Interest payable and Subordinated borrowings. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

10. Bank Sweep Program

Pursuant to the Company's compliance with the SEC's 17-point guidance on Bank-Sweep Programs, the Company offers to its customers the ability to automatically move free credit balances into a Bank-Sweep Account held at J.P.Morgan Chase Bank N.A. ("Destination Bank"). These accounts are established in a manner designed to provide full Federal Deposit Insurance Coverage to each of the Company's deposit customers.

On December 31, 2022, the Destination Bank held on deposit $50,412,857 in this Omnibus account. There are no reconciling items between this amount and the amount maintained in the Company's records.

11. Subsequent Events

The Company evaluated subsequent events through the date the statement of financial condition was available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.